Exhibit 21.1

Subsidiaries of Hornbeck Offshore Services, Inc.

Subsidiary Name	State or Country of Incorporation
Hornbeck Offshore Services, LLC	Delaware
Hornbeck Offshore Operators, LLC	Delaware
Hornbeck Offshore Services de Mexico, S. de R.L. de C.V.	Mexico
HOS de Mexico II, S. de R.L. de C.V.	Mexico
Hornbeck Offshore Navegação Ltda	Brazil